UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

     June 30, 2020

UC Asset, LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341
(Full mailing address of principal executive offices)

(470) 475-1035
(Issuer’s telephone number, including area code)

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this semiannual report on Form 1-SA (the “Semiannual Report”), that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report.

The forward-looking statements included in this Semiannual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a limited partnership engaged in the redevelopment and development of real estate properties in metropolitan Atlanta, GA and Dallas, TX. Our general partner is UCF Asset LLC.

Since its incorporation, the Company has grown its net equity from $2.25 million as of the date of March 01, 2016, to $8.76 million as of December 31, 2019.

Net equity per common unit has grown from $1.156/per unit as of March 01, 2016, to $1.557/per unit as of December 31, 2019, after a $0.050 dividend distribution in the year of 2018. The following table shows the change of net equity per share during this period:

Period end	Net Equity per Unit pre-dilution	After Potential Dilution /Anti-dilution*	Dividend Distributed per Unit
Inception, March 1, 2016 - unaudited	$1.156	N/A
December 31, 2016	$1.332	N/A
December 31, 2017	$1.560	N/A
December 31, 2018	$1.482	N/A	$0.050
December 31, 2019	$1.557	N/A
June 30, 2020 - Unaudited	$1.307	$1.317

Table I: Net equity per share of UC Asset LP, between March 01, 2016 to June 30, 2020.

* Based on the assumption that all preferred units/convertible notes were converted into maximum possible number of common units. Currently there are 166,667 preferred units issued and could possibly be converted at $1.60/unit into a maximum number of 187,500 common units.

On January 02, 2020, our units began to be quoted on the OTCQX, the Best Market of OTC markets.

Legal Structure of our Company

The business is structured as a publicly traded limited partnership (Master Limited Partnership or MLP) rather than a real estate investment trust (REIT) in order to appeal to investors looking for long-term growth. It combines the tax benefits of a private partnership with the liquidity of a publicly-traded company. The majority of MLPs are organized in natural resources sectors of the economy, and only a very limited number invest in real estate. The Master Limited Partnership Association counted a total number of 82 MLPs trading on US national exchanges, and only four of them are in the real estate sector. As a matter of fact, we are the only real estate MLP quoted on OTCQX.

1 of 9

Operating Results

Half Year Ended June 30, 2020

During the half year ended June 30, 2020, we invested an additional $1,607,350 into our portfolio investments:

●	$1,607,350 into Atlanta Landsight LLC
●	$0 into UCF Development LLC (dissolved)
●	$0 into debt investments

We received a return of investment of $884,000 from our investees during this period:

●	$884,000 was received from Atlanta Landsight LLC
●	$00 was received from UCF Development LLC (dissolved)

Our unrealized loss during this period from our portfolio investments totaled $1,139,739:

●	$1,139,739 loss from Atlanta Landsight LLC
●	$0 gain from UCF Development LLC
●	$0 gain from debt investment

Atlanta Landsight LLC purchased one property and sold two properties during this period. Atlanta Landsight LLC had $472,608 of realized loss and $661,131 of unrealized loss. We recorded this net loss as a combined unrealized loss of $1,139,739 for the period. UCF Development LLC was dissolved and all its gains and losses were absorbed by Atlanta Landsight LLC during this period. In addition, our unrealized gains during this period included accrued but unpaid interest amounting to $26,752 on our loan portfolio.

Our operational expenses were $226,532 during this period, consisting principally of management fees paid to our general partner, and professional fees.

During the half year ended June 30, 2020, we recorded a decrease in net equity of $1,390,915.

Year Ended December 31, 2019

During the year ended December 31, 2019, we invested an additional $2,331,009 into our portfolio investments:

●	$1,881,009 into Atlanta Landsight LLC
●	$50,000 into UCF Development LLC
●	$400,000 into debt investments

We received a return of investment of $2,635,000 from our subsidiaries during this period:

●	$2,635,000.00 was received from Atlanta Landsight LLC

Our unrealized gain during this period from our portfolio investments totaled $744,001:

●	$636,001 gain from Atlanta Landsight LLC
●	$108,000 gain from UCF Development LLC
●	$0 from debt investment

Atlanta Landsight LLC purchased three properties and sold five properties during this period. Atlanta Landsight LLC had $41,138 of realized loss and $677,139 of unrealized gains. We recorded this gain as a combined unrealized gain of $636,001 for the period. UCF Development LLC had $108,000 unrealized gain during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $382,808 during this period, consisting principally of management fees paid to our general partner, and professional fees.

During the year ended December 31, 2019, we recorded an increase in net equity of $373,884.

2 of 9

Half Year Ended June 30, 2019

During the half year ended June 30, 2019, we invested an additional $620,886 into our portfolio investments:

●	$520,886 into Atlanta Landsight LLC
●	$50,000 into UCF Development LLC
●	$50,000 into debt investments

We received a return of investment of $1,335,000 from our investees during this period:

●	$1,285,000 was received from Atlanta Landsight LLC
●	$0 was received from UCF Development LLC
●	$50,000 was received from debt investments

Our unrealized gain during this period from our portfolio investments totaled $193,309:

●	$193,309 gain from Atlanta Landsight LLC
●	$0 gain from UCF Development LLC

Atlanta Landsight LLC purchased one property and sold two properties during this period. Atlanta Landsight LLC had $100,517 of realized gain and $92,791 of unrealized gains. We recorded this net gain as a combined unrealized gain of $193,301 for the period. UCF Development LLC jad no realized or unrealized gains/losses during the period.

Our operational expenses were $211,769 during this period, consisting principally of management fees paid to our general partner, and professional fees.

During the half year ended June 30, 2019, we recorded a decrease in net equity of $13,698.

Liquidity and Capital Resources

Capital Resources

Since our inception, we have funded our operations primarily through the issuance of limited partner interests to raise capital. Prior to our initial public offering (IPO) in 2018, we conducted three private placements of limited partner interests in March 2016, October 2016, and April 2017. We have raised a total of $6,900,000 from these private placements. Prior to our public offering, there were 42 limited partners in our partnership.

Initial Public Offering

In January 2018, we made our first public filing of our Offering Circular with the SEC pursuant to the requirements of Regulation A plus. This original Offering Circular intended to raise capital of a minimum of $6 million and a maximum of $12 million. However, it was beyond Management’s reasonable expectation that economic ties between the U.S. and China would experience a fast downturn in the first quarter of 2018, as the so-called “trade war” between the U.S. and China erupted. The demand for our IPO substantially decreased, and we changed our Offering Circular in April 2018, to decrease the size of our IPO to a minimum of $3 million and maximum of $6 million.

3 of 9

On June 13, 2018, our Offering Circular was qualified by the SEC. However, in the following months, the tension of trade disputes between the U.S. and China kept rising. During this period, a series of negative comments spread by a third party (against whom we have filed a charge of defamation in a Chinese court and won the court decision in September 2019), might also have decreased the demand to our offering. By August 2018, it was clear that we would not be able to raise a minimum of $3 million. We made another change to our Offering Circular and reduced the fundraising target to a minimum of $1.43 million and a maximum of $2.85 million.

Our IPO was closed on October 12, 2018. The gross amount of raised capital was $1.45 million. We had a total of 80 limited partners after the IPO.

Issuance of Series A Preferred Units

On March 02, 2020, the Company closed a private placement, under which the company issued 166,667 shares of Series A Preferred Units to raise capital of $300,000, at a price of $1.80/unit, from a domestic investor.

The Series A Preferred Units were sold with premium, in the sense that the price for the preferred shares to be converted into common units is considerably higher than the current net equity per unit of the Partnership. The issuance of Series A Preferred Units, therefore, will likely increase the Partnership’s net equity per unit.

The Series A Preferred Units may be converted into common units at the holder’s option, after 12 months from the initial issuance date. The conversion price may range between $1.60 - $1.80 per unit, depending on the trading price of common units at the time of conversion.

Debt financing

Atlanta Landsight has a construction loan facility of $510,500 from a local bank. As of June 30, 2020, we have drawn $386,000 from this loan facility.

After adjustment of our investment and operating plan, we believe our available capital, including net proceeds from our IPO, construction loan allowance from the local bank, together with our existing cash and cash equivalents, will be sufficient to fund our operating plan through at least the next twelve months. However, our operating plan may change due to many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Further, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. There is no assurance that the Company, either through itself or through any of its investees, will be able to obtain such funds on terms that are acceptable to us.

Additional financing may result in dilution to limited partners, imposition of debt covenants and repayment obligations or other restrictions that may affect our business.

Anti-dilution Clause: However, Section 4.01(a) of our Limited Partnership Agreement contains an anti-dilution clause which offers protection to the interests of current investors when additional units or derivative units of our Company will be offered for the purpose of additional financing. The referenced clause reads as follows:

“…. provided that i) any Common Units shall not be offered at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the offering of such Common Unit; and ii) any Units or Derivative Units, if convertible into Common Units, the conversion price shall not be set or calculated at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the date when such Units or Derivative Units were issued. The foregoing conditions i) and ii) may be waived for any offering if the general partner has received the approval of a Unit Majority prior to such offering.”

4 of 9

Cash Flows

The following table shows a summary of cash flows for the periods set forth below:

	Year Ended December 31, 2018	Year Ended December 31, 2019
Net cash used in operating activities	$(343,334)	$(396,752)
Net cash (used in) provided by investing activities	$(715,629)	$303,991
Net cash provided by financing activities	$1,015,627	$48,271
Cash at beginning of period	$178,689	$135,353
Cash at end of period	$135,353	$90,863

	Half Year Ended June 30, 2020	Half Year Ended June 30, 2019
Net cash used in operating activities	$(232,308)	$(203,682)
Net cash provided by investing activities	$31,500	$314,114
Net cash provided by financing activities	$300,000	$48,271
Cash at beginning of period	$90,863	$135,353
Cash at end of period	$190,055	$294,056

Net Cash Used in Operating Activities

For the year ended December 31, 2018, net cash used in operating activities was primarily the result of $23,053 in prepaid assets and $100,902 in accrued expenses, increased by $25,592 in net unrealized loss on our investments in Atlanta Landsight LLC and UCF Development LLC.

For the year ended December 31, 2019, net cash used in operating activities was primarily the result of management fees and professional fees.

For the half year ended June 30, 2020, net cash used in operating activities was primarily the result of management fees and professional fees.

Net Cash Used in Investing Activities

For the year ended December 31, 2018, net cash used in investing activities was primarily the result of $1.9 million in investments in Atlanta Landsight LLC and UCF Development LLC, reduced by $1.2 million in repayments due to those portfolio properties.

For the year ended December 31, 2019, net cash provided by investing activities was primarily the result of $1.9 million in investments in Atlanta Landsight LLC and UCF Development LLC and $0.4 million in new loans to related parties, reduced by $2.6 million in repayments due to those portfolio properties.

For the half year ended June 30, 2019, net cash provided by investing activities was primarily the result of $0.6 million in investments in Atlanta Landsight LLC; $0.4 million in new loans to related parties; $0.05 million in new loans to third parties, reduced by $1.3 million in repayments due to those portfolio properties and the repayment of the $0.05 million in new loans to third parties.

For the half year ended June 30, 2020, net cash provided by investing activities was primarily the result of $0.5 million in investments in Atlanta Landsight LLC and $0.4 million in new loans to third parties, reduced by $0.9 million in repayments due to those portfolio properties.

5 of 9

Net Cash Provided by Financing Activities

For the year ended December 31, 2018, net cash provided by financing activities was primarily due to net proceeds of $1.1 million in contributions by limited partners in an IPO in closed in October 2018.

For the year ended December 31, 2019, net cash provided by financing activities was solely due to a refund of back-up withholding from the U.S. Internal Revenue Service on behalf of our limited partners.

For the half year ended June 30, 2019, net cash provide by financing activities was the proceeds from a refund of back-up withholding from the U.S. Internal Revenue Service on behalf of our limited partners.

For the half year ended June 30, 2020, net cash provide by financing activities was the proceeds from the sale of the Series A Preferred Units.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. Management fees for the periods ended December 31, 2018 and 2019 were $155,221 and $164,488, respectively. Management fees for the half year ended June 30, 2019 and 2020 were $86,487 and $90,475, respectively.

In addition, we lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta. Rent was paid monthly at $2,035 through November 1, 2019, and increased to $2,096 for the next twelve months. Pursuant to the terms of the lease, we have provided a deposit of $2,189 to the landlord.

Off Balance-sheet Arrangements

The Partnership doesn’t have any off balance-sheet arrangements.

Trend information

Trend information

The following discussion covers some significant trends affecting our business, in our industry, or to the macro economy, since the last fiscal year, which had impacts on our operations. It also covers known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operation for the current fiscal year of 2020.

Public trading of our common units and its impact on our business operation

On October 31, 2019, we qualified to be quoted on OTC markets. On January 02, 2020, our common units began being quoted on the OTCQX, the Best Market of OTC Markets.

We believe that clearance by FINRA and the quoting of our units on OTCQX will have significant impact on our business operations in the year of 2020 and the years to follow. First of all, we now have the option of raising capital via PIPE deals (private placement of public equity) to meet our operational needs. If we are able to raise funds via pipe deals, as to which there is no assurance, this will provide available capital which has not been available as a funding source to the Partnership during the past two years.

6 of 9

Secondly, we believe it will enable us to acquire properties by issuing new units, possibly preferred units and/or restricted units, instead of cash for all or part of the acquisition cost. This will reduce our cash outflow, and the capital saved can be used on renovation/remodeling/rebuilding of the acquired properties.

Impact of COVID-19 on national and local real estate markets

COVID-19 pandemic has had a huge impact on real estate markets. In the two metropolitan areas where we conduct our business, the City of Atlanta had been under lock-down since March 17, 2020 followed by a lockdown of the whole state of Georgia since April 01, 2020 and the State of Texas had been under lockdown since March 19, 2020. These lockdown orders placed most businesses on halt and is expected to hurt the economy and, eventually, the real estate market.

Commercial properties in Atlanta were impacted immediately. According to a report released April 20 by Atlanta consulting firm, Bleakly Advisory Group, the corona virus pandemic may push retail vacancy across metro Atlanta to 40%, creating an unprecedented challenge for mall owners and other landlords. Socially driven businesses, such as restaurants, lounges and clubs, also have experienced record-breaking economic losses. We believe this in turn will hurt the landlords of commercial properties that lease properties to those businesses.

Generally, residential real estate prices have remained at the same level. But the number of sales of residential properties have decreased. The reason, according to data of several independent sources, was that supply dropped even faster than demand. This led to a temporary balance of supply and demand at the same price level.

We believe that this balance is not sustainable, because economic impact of COVID-19 is not temporary and hence the buyers will not return soon. We have observed the trend of market adjustment in the last few weeks before the end of first half of year 2020.

However, the impact of Covid-19 may help our business in a relative sense. On April 30, 2020, a research report issued by Zacks Small-cap Research (https://finance.yahoo.com/news/ucasu-thinking-past-uncertainty-invest-090000970.html) praised our company, concluding that “UC Asset combines an experienced management team with an attractive investment track record, backed by a stable base of long-term investors, and it is well positioned to both manage through the slowdown and leverage opportunities on the other side.”

Our Strategy to Counter against and Benefit from the Impact of COVID-19

On April 20, 2020, we closed two transactions liquidating two properties to cash buyers, at prices substantially lower than their current book values. The Partnership made this decision based on management’s best-effort projection of real estate market in US generally and in Atlanta specifically, under the impact of the pandemic of COVID-19.

Management believes that it served the best interest of the Partnership and its shareholders to liquidate these properties now, because 1) the Partnership had entered into a drought of sales due to COVID-19 pandemic and its cash reserves had decreased to a risky level; 2) management believes that the real estate market will enter into a bearish period due to COVID-19 pandemic, and the Partnership may not be able to liquidate those properties at better prices in foreseeable future; 3) the Partnership has other investments and investment opportunities that are believed to be more promising than those liquidated properties; and 4) the Partnership has formulated a business plan to capitalize opportunities in a projected bearish real estate market, and it needs cash to execute on its business plan.

As further measures to counter the impact of the pandemic, the Company, through its investee, made some properties available for rent to generate cash flow. We also rented out one additional property in the first quarter. By and as of the end of first half of 2020, we had four properties generating stable monthly rental incomes.

7 of 9

We have also launched a new business strategy to acquire income-producing properties which have temporary difficulties generating income and paying their mortgage. We named this new strategy “Pandemic Mortgage Bailout Program”.

In June 2020, we closed the first transaction under the program. This transaction involves a rental property with a market value of $850k. The current owner was earning a profit from the property prior to the pandemic, but has not collected rent for 5 months. The outstanding mortgage is slightly over $400k. UC Asset, through its Atlanta Landsight investee, will step in to absorb the remaining mortgage balance and make a cash payment to reimburse the initial down payment of the current owner. In return we will have the right to acquire the property at $1 when the mortgage is paid off. Overall, we have acquired rights to the property using minimal cash and at a cost far below that which we may have paid a few months ago.

We are looking to close more deals under our Pandemic Mortgage Bailout Program.

Item 3.	Financial Statements

3.1 Financial Statements of 6 months by June 30, 2020

Filed previously with our Form 10 (10-12G) on September 18, 2020.

Item 4.	Exhibits

4.1 Certificate Of Designation Of Series A Preferred Units

Filed previously with our Form 1U on June 9, 2020

8 of 9

SIGNATURES

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset, LP

By:	/s/ Gregory Bankston

UCF Asset, LLC

/s/ Gregory Bankston

Name: Gregory Bankston

Title: Managing Member

Date: October 02, 2020

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

By	/s/ Gregory Bankston

/s/ Gregory Bankston,

Managing Member

UCF Asset, LLC

Date: October 02, 2020

By:	/s/ Xianghong Wu,

/s/ Xianghong Wu,

Member of Majority Interest

UCF Asset, LLC

Date : October 02, 2020

9 of 9